February 12, 2019

Philip Angelastro
Executive Vice President and Chief Financial Officer
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

       Re: Omnicom Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 15, 2018
           File No. 001-10551

Dear Mr. Angelastro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
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                                                          Office of
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